EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

The following is a list of subsidiaries of Safety Products Holdings, Inc. omitting certain subsidiaries, which, considered in the aggregate, would not constitute a significant subsidiary.

Name of Subsidiary	State of Incorporation or Organization	Name under which the Subsidiary does Business
NSP Holdings Capital Corp.	Delaware, USA	NSP Holdings Capital Corp.

Norcross Safety Products L.L.C.	Delaware, USA	Norcross Safety Products

Norcross Capital Corp.	Delaware, USA	Norcross Capital Corp.

Morning Pride Manufacturing L.L.C.	Delaware, USA	Morning Pride

North Safety Products (Proprietary) Limited	Africa	North Safety

North Safety Products, Inc.	Delaware, USA	North Safety

North Safety Products, Ltd.	Canada	North Safety

North Safety Products B.V.	Netherlands	North Safety

North Safety Products Holding GmbH	Germany	North Safety

Kachele-Cama Latex GmbH	Germany	Kachele-Cama Latex

The Fibre-Metal Products Company	Delaware, USA	Fibre-Metal